Invesco Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

December 19, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invesco Exchange-Traded Fund Trust II

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Invesco Exchange-Traded Fund Trust II (the “Trust”) on behalf of its series, the Invesco NASDAQ Metaverse ETF (the “Fund”), hereby respectfully requests withdrawal of Post Effective Amendment No. 805 to the Trust’s Registration Statement under the 1933 Act, which was filed on Form N-1A (File Nos. 333-138490 and 811-21977) with the Securities and Exchange Commission via EDGAR (Accession No. 0001193125-22-169393) on June 7, 2022, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act to register the Fund. Additionally, the Trust is submitting this application for withdrawal of the following additional Post-Effective Amendments (the “Delaying Amendments”) to the Trust’s Registration Statement on Form N-1A, filed via EDGAR with the Commission on the filing dates indicated below. The purpose of each of the Delaying Amendments was to delay the effectiveness of Post-Effective Amendment No. 805.

Post-Effective Amendment Nos.	Filing Date	Accession Number
806	August 19, 2022	0001193125-22-225080
809	September 16, 2022	0001193125-22-246175
810	September 29, 2022	0001193125-22-253797
812	October 28, 2022	0001193125-22-271835
813	November 23, 2022	0001193125-22-291761
815	December 22, 2022	0001193125-22-310698
816	January 20, 2023	0001193125-23-011507
817	February 17, 2023	0001193125-23-041537
819	March 17, 2023	0001193125-23-073386
820	April 14, 2023	0001193125-23-101280
821	May 12, 2023	0001193125-23-142773
822	June 9, 2023	0001193125-23-164041
824	July 7, 2023	0001193125-23-183500
825	August 4, 2023	0001193125-23-203457
827	September 1, 2023	0001193125-23-226892
829	September 29, 2023	0001193125-23-246562
830	October 27, 2023	0001193125-23-264558
831	November 21, 2023	0001193125-23-281223
835	December 20, 2023	0001193125-23-299425
837	January 18, 2024	0001193125-24-009754
838	February 16, 2024	0001193125-24-038057
840	March 15, 2024	0001193125-24-068790

843	April 12, 2024	0001193125-24-094046
844	May 10, 2024	0001193125-24-135819
845	June 7, 2024	0001193125-24-156770
847	July 5, 2024	0001193125-24-175426
848	August 2, 2024	0001193125-24-192088
849	August 30, 2024	0001193125-24-210352
852	September 27, 2024	0001193125-24-227578
853	October 25, 2024	0001193125-24-243485
855	November 22, 2024	0001193125-24-263949

The Trust is making this application for withdrawal of Post-Effective Amendment 805 and each of the Delaying Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with Post Effective Amendment No. 805 or any of the Delaying Amendments.

If you have any questions, please contact me at (630) 315-2341.

Sincerely,

/s/ Will McAllister

Will McAllister
Assistant Secretary,
Invesco Exchange-Traded Fund Trust II